Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of May, 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: May 20, 2005

List of materials

Documents attached hereto:


i) Press release announcing Tracking Stock (6758-5) Sony Communication Network Corporation announces notice regarding the sale of shares in So-net M3, Inc.

May 20, 2005


                                                  Company name: Sony Corporation
                         Representative's title and name: Chairman Nobuyuki Idei
                           (stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation
             Representative's title and name: Representative Director, Corporate
                                  Executive Officer, President Kenichiro Yoshida
                         (stock code: 6758-5 Tokyo Stock Exchange First Section)
                    For inquiries: Corporate Executive Officer Masanao Yoshimura

                            TRACKING STOCK (6758-5)
                     SONY COMMUNICATION NETWORK CORPORATION
                           ANNOUNCES NOTICE REGARDING
                     THE SALE OF SHARES IN So-net M3, Inc.

Sony Communication Network Corporation (hereinafter, "SCN"), a subsidiary whose performance is linked to a tracking stock issued by Sony Corporation, announced today the following decisions regarding a secondary offer of shares of So-net M3, Inc.

SCN passed a resolution at its Board of Directors meeting today to conduct a secondary offer of So-net M3 shares as follows:

-Outline of secondary offer

(1) Seller: Sony Communication Network Corporation
(2) Stock: Common stock of So-net M3 Inc.
(3) Number of shares to be sold: 17,935 shares of common stock
                                 (14.0% of issued shares.)
   (Notes) 1. The number of shares for secondary offer is subject to change
(4) Offering price: Undetermined
(5) Method of sale International offering

Cautionary Statement:

This communication is not an offer to sell or a solicitation of any offer to buy the securities of So-net M3 (the "Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.